Profit and Loss

EXTRA VIRGIN LLC

January 1-December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Income	
4010 Sales	
4020 Wholesale Sales	$189,527.14
4080 Sales Discounts	-943.20
Total for 4020 Wholesale Sales	**$188,583.94**
4030 Retail Sales	1,837,668.14
4040 Rental Income	6,480.00
4070 Sales of Product Income	-38,579.88
4090 Shipping and Delivery Income	0
Product Packaging Labor	
Total for 4090 Shipping and Delivery Income	**0**
5000 Square Income-Retail Sales	14,034.00
5002 Unapplied Cash Payment Income	
Total for Income	**$2,008,186.20**
Cost of Goods Sold	
Cost of Goods Sold	-$115.12
5010 Food	657,527.95
5015 Beverage N/A	41,205.25
5020 Oil	83,683.66
5030 Labels, Packaging, Printing	5,981.17
5035 Small Wares - COGS	30,641.98
5040 Alcohol	198,965.21
5045 Cost of Goods Sold - Labor Reimb.	-2,320.06
5050 Packaging	11,643.58
5120 Fulamingo COGS	93,147.45
5130 5130 Event COGS	3,937.83
5140 Supplies & Materials - COGS	4,169.32
Total for Cost of Goods Sold	**$1,128,468.22**
Total for Cost of Goods Sold	**$1,128,468.22**
Gross Profit	**$879,717.98**
Expenses	
6010 Advertising & Promotion	2,767.38
6030 Bank & Merchant Fees	6,809.60
6040 Business Licenses and Permits	1,417.60
6060 Computer and Internet Expenses	7,441.31
6070 Contract Labor	2,944.60
6075 Dues & Subscriptions	4,019.15
6090 Insurance Expense	1,120.18
6100 Meals and Entertainment	216.28
6120 Office Supplies	3,643.84

Profit and Loss

EXTRA VIRGIN LLC
January 1-December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
6130 Freight Expense	$42,087.16
Shipping and Postage	1,162.89
Total for 6130 Freight Expense	**$43,250.05**
6140 Printing and Reproduction	390.90
6150 Professional Fees	41,283.89
6160 Rent Expense	82,625.63
6170 Repairs and Maintenance	3,806.97
6175 Supplies & Materials	264.12
6190 Travel Expense	$644.77
6020 Automobile Expense	$104.76
6022 Fuel	3,578.79
6024 Parking	12.00
Total for 6020 Automobile Expense	**$3,695.55**
Total for 6190 Travel Expense	**$4,340.32**
6200 Utilities	$10,853.84
6180 Telephone Expense	3,331.38
Total for 6200 Utilities	**$14,185.22**
6210 Payroll Expenses	0
6212 Gusto Fee	3,075.30
6214 Payroll Taxes	48,955.44
6216 Salary & Wages	435,492.67
6218 Worker's Compensation	5,852.61
Total for 6210 Payroll Expenses	**$493,376.02**
6990 Unapplied Cash Bill Payment Expense	
6995 Uncategorized Expense	
9001 Amortization Expense	16,333.00
Furniture/Equipment under $2500	1,072.76
Guaranteed Payments	83,260.00
Small Tools and Equipment	5,275.08
Taxes Paid	3,445.77
Total for Expenses	**$823,289.67**
Net Operating Income	**$56,428.31**
Other Income	
ERTC Deposits	121,051.06
Total for Other Income	**$121,051.06**
Other Expenses	
7010 Depreciation Expense	38,212.00
7020 Interest Expense	$68,638.59
7020 Interest Expense - EIDL Loan	3,912.00
Total for 7020 Interest Expense	**$72,550.59**

Profit and Loss

EXTRA VIRGIN LLC

January 1-December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
7030 Bad Debts	
Total for Other Expenses	**$110,762.59**
Net Other Income	**$10,288.47**
Net Income	**$66,716.78**

Balance Sheet

EXTRA VIRGIN LLC
As of December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
1010 Cash	
1020 On Point Checking old account	38,640.35
2220 Onpoint Savings old account (deleted)	5.00
Invoice Payments made Personally	
McMinnville Account old account (deleted)	1,006.32
Paypal	
Petty Cash - McMinnville	200.00
US Bank Checking 7544	405.53
Total for Bank Accounts	**$40,257.20**
Accounts Receivable	
1200 Accounts Receivable	1,000.80
Total for Accounts Receivable	**$1,000.80**
Other Current Assets	
1250 Employee Advance	
1499 Undeposited Funds	2,108.10
1530 Inventory-Retail	$139,158.12
1520 Inventory-Packing and Shipping	
1531 Smallwares	
1532 Intercompany Transfers	12,357.04
Total for 1530 Inventory-Retail	**$151,515.16**
1540 Inventory-Wholesale	$137,037.00
1510 Inventory Asset	
Total for 1540 Inventory-Wholesale	**$137,037.00**
1590 Contra Inventory Account	
1900 Uncategorized Asset	
Subscriptions Receivable	
Subscriptions Receivable-1	
Total for Other Current Assets	**$290,660.26**
Total for Current Assets	**$331,918.26**
Fixed Assets	
1690 Accumulated Depreciation	-60,815.39
1691 Accumulated Amortization	-24,500.00
Fixed Asset - Couch Store	$10,279.47
1610 Furniture and Equipment	21,140.22
Fixed Asset Other Tools Equipment	3,404.72
Total for Fixed Asset - Couch Store	**$34,824.41**

Balance Sheet

EXTRA VIRGIN LLC
As of December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Fixed Asset - Events	8,424.00
Fixed Asset - McMinnville Store	24,000.00
Fixed Asset - Warehouse	10,000.00
Fixed Asset - Website	56,000.00
Total for Fixed Assets	**$47,933.02**
Other Assets	
Total for Assets	**$379,851.28**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	
Total for Accounts Payable	**0**
Credit Cards	
2110 American Express Blue	31,318.78
2120-1 AMEX LOC- 51007	
2130 Amex Platinum 82003	37,124.86
2140 Amex Plum 32009	41,350.78
2180 Shopify Credit -50803	9,025.53
2230 Onpoint Line of Credit 0121	22,271.04
9705 Central Bill Account US Bank	$1,748.79
9721 US Bank CC	16,287.56
Total for 9705 Central Bill Account US Bank	**$18,036.35**
Total for Credit Cards	**$159,127.34**
Other Current Liabilities	
2200 Payroll Liabilities	$3,904.14
Oregon Saves Retirement Fund	1,106.30
Total for 2200 Payroll Liabilities	**$5,010.44**
2250 Square Gift Card	1,549.50
2300 Sales Tax Agency Payable	
2470 Shopify Loan	110,090.86
2480 QuickBooks Loan	15,448.82
Barb Fisher	
Jim Dixon CC Loans	0
Jim Dixon CC Loans - B of A	11,447.36
Jim Dixon CC Loans - Capital One 2464	22,963.40
Jim Dixon CC Loans - Citi	959.80
Jim Dixon CC Loans - Discover	6,082.09

Balance Sheet

EXTRA VIRGIN LLC

As of December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Total for Jim Dixon CC Loans	**$41,452.65**
Noah Cable Personal CC Loans	0
Noah Cable Personal CC Loans - Amex	14,522.97
Noah Cable Personal CC Loans - Chase CC 1 (1051)	1,007.86
Noah Cable Personal CC Loans - Citi AA Advantage (5457)	13,071.24
Noah Cable Personal CC Loans- Citi Double Cash (8009)	9,213.97
Noah Cable Personal CC Loans - OOO US Bank CC (5460)	-1,446.00
Total for Noah Cable Personal CC Loans	**$36,370.04**
SBA Loan	
Square Tips	
Total for Other Current Liabilities	**$209,922.31**
Total for Current Liabilities	**$369,049.65**
Long-term Liabilities	
2430 EIDL Loan	66,900.00
2440 JIM & JUDITH-Loan	32,028.87
2450 Rob Millis-Convertible	31,000.00
2460 Lauretta Jean's Loan	102,415.35
2500 Cafeteria Group LLC	30,600.00
2520 Noah Cable Loans (Main)	$81,789.87
Noah Cable Loan to USB	
Noah Cable OOO loans	61,000.00
Noah Cable Prom Note	
Total for 2520 Noah Cable Loans (Main)	**$142,789.87**
Notes Payable - Robin Willis	
Total for Long-term Liabilities	**$405,734.09**
Total for Liabilities	**$774,783.74**
Equity	
3010 Owners Equity	-669,113.70
Net Income	66,716.78
3000 Partner Contributions	225,000.00
3020 CY Owners Draw	-22,703.33
3090 Opening Balance Equity	41,562.85
Prior Year Adjustments	-36,395.06
Total for Equity	**-$394,932.46**
Total for Liabilities and Equity	**$379,851.28**

2023 Statement of Cash Flows

EXTRA VIRGIN LLC
January 1-December 31, 2023

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	117,211.54
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1200 Accounts Receivable	26,667.60
1510 Inventory-Wholesale:Inventory Asset	32,469.40
1520 Inventory-Retail:Inventory-Packing and Shipping	9,451.83
1530 Inventory-Retail	-107,305.04
1531 Inventory-Retail:Smallwares	8,424.12
1532 Inventory-Retail:Intercompany Transfers	-12,357.04
1540 Inventory-Wholesale	-105,981.86
1691 Accumulated Amortization	24,500.00
2000 Accounts Payable	-7,256.73
2110 American Express Blue	-5,501.27
2130 Amex Platinum 82003	-6,372.62
2140 Amex Plum 32009	9,930.36
2180 Shopify Credit -50803	9,025.53
2200 Payroll Liabilities	0.03
2230 Onpoint Line of Credit 0121	-27,447.78
2300 Sales Tax Agency Payable	
2470 Shopify Loan	21,993.33
2480 QuickBooks Loan	370.05
9705 Central Bill Account US Bank	1,748.79
9721 Central Bill Account US Bank:US Bank CC	-1,497.21
Barb Fisher	-20,000.00
Jim Dixon CC Loans:Jim Dixon CC Loans - B of A	355.36
Jim Dixon CC Loans:Jim Dixon CC Loans - Capital One 2464	-869.90
Jim Dixon CC Loans:Jim Dixon CC Loans - Citi	-257.63
Jim Dixon CC Loans:Jim Dixon CC Loans - Discover	-357.94
Noah Cable Personal CC Loans:Noah Cable Personal CC Loans - Amex	6,727.09
Noah Cable Personal CC Loans:Noah Cable Personal CC Loans - Chase CC 1 (1051)	491.03
Noah Cable Personal CC Loans:Noah Cable Personal CC Loans - Citi AA Advantage (5457)	6,258.63
Noah Cable Personal CC Loans:Noah Cable Personal CC Loans- Citi Double Cash (8009)	6,853.99
Noah Cable Personal CC Loans:Noah Cable Personal CC Loans - OOO US Bank CC (5460)	-931.00
Payroll Liabilities:Oregon Saves Retirement Fund	1,106.30
Wholesale Accounts	24,030.25
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$105,732.33**
Net cash provided by operating activities	**$11,479.21**
INVESTING ACTIVITIES	
1610 Fixed Asset - Couch Store:Furniture and Equipment	-6,508.72
1690 Accumulated Depreciation	47,279.17
Fixed Asset - Couch Store	-10,279.47
Fixed Asset - Events	-8,424.00

2023 Statement of Cash Flows

EXTRA VIRGIN LLC

January 1-December 31, 2023

FULL NAME	TOTAL
Fixed Asset - McMinnville Store	-24,000.00
Fixed Asset - Warehouse	-10,000.00
Fixed Asset - Website	-14,000.00
Net cash provided by investing activities	**-$25,933.02**
FINANCING ACTIVITIES	
2440 JIM & JUDITH-Loan	-6,087.94
2450 Rob Millis-Convertible	-9,000.00
2460 Lauretta Jean's Loan	35,000.00
2500 Cafeteria Group LLC	30,600.00
2520 Noah Cable Loans (Main)	81,789.87
3010 Owners Equity	-17,010.00
3020 CY Owners Draw	-6.99
3090 Opening Balance Equity	-0.32
Noah Cable Loans (Main):Noah Cable Loan to USB	-83,050.00
Noah Cable Loans (Main):Noah Cable Prom Note	-5,105.83
Prior Year Adjustments	-7,333.80
Net cash provided by financing activities	**$19,794.99**
NET CASH INCREASE FOR PERIOD	**$5,341.18**
Cash at beginning of period	**$37,024.12**
CASH AT END OF PERIOD	**$42,365.30**